Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: The RBB Fund, Inc. (811-05518)

             November 9, 2022
Dear Shareholder:
We are pleased to have recently entered into a definitive agreement with Hennessy Advisors, Inc. to purchase and assume the management of the assets in the Stance Equity Large Cap Core ETF, with Stance Capital continuing to manage the portfolio. The current ETF will be reorganized into the Hennessy Stance ESG Large Cap ETF and will have the same investment strategies and Portfolio Managers. The enclosed package contains important information about this proposed reorganization. For this transaction to take place we need shareholders, like you, to vote to approve this proposal.
The key point for shareholders to understand is that very little will change with how the ETF’s portfolio is managed as a result of the reorganization. The ETF will have the same investment team and Portfolio Managers, utilizing the same investment philosophy and process. Practically speaking, Hennessy Advisors is bringing the ETF into the Hennessy Funds family, renaming the ETF and utilizing the same team at Stance Capital as the sub-advisor to manage the ETF’s portfolio, just as Stance Capital has always done.
If the proposal is approved, Hennessy Advisors will become the investment advisor and Stance Capital will become the sub-advisor to the ETF and continue to manage the portfolios. Hennessy will provide shareholder and legal services, market and distribute the Funds, and perform other duties typical of an investment advisor.
We invite you to read the enclosed prospectus/proxy statement and related materials carefully, and we hope that you will vote your shares as soon as possible in favor of this proposal. Voting is easy and can be done as follows:
1.	Simply mark, sign and date the enclosed proxy ballot and return in the postage paid envelope
2.	Visit www.proxyvote.com
3.	Call 800.690.6903
4.	In person at the Special Meeting of Shareholders
For questions regarding voting, please contact Broadridge, the proxy firm 800.690.6903.  Thank you for your investment for your consideration of this proposal.
Sincerely,
/s/ Bill Davis
Bill Davis
Founding Partner, Portfolio Manager
Enclosures: Prospectus/proxy statement
Hennessy Funds Trust has filed a combined proxy statement and prospectus as part of a Registration Statement on Form N-14 with the Securities and Exchange Commission in connection with the proposed reorganization. The definitive combined proxy statement and prospectus is being sent to shareholders of the Stance Equity Large Cap Core ETF. Shareholders of the Stance Equity Large Cap Core ETF are urged to read the combined proxy statement and prospectus because it contains important information about the proposed reorganization. The proxy statement and prospectus as well as other relevant documents may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.